February 23, 2006

Mail Stop 4561

Peter C. Minshall
Chief Executive Officer
Asset Capital Corporation, Inc.
7315 Wisconsin Avenue, Suite 205 East
Bethesda, MD 20814

> **Re: Asset Capital Corporation, Inc.**
> **Registration Statement on Form S-11**
> **Amendment No. 1 filed February 7, 2006**
> **Registration No. 333-129087**

Dear Mr. Minshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11

General

1. Please confirm our understanding that none of the supporting material provided in response to previous comment 5 was prepared for the company in connection with the registration statement. We note that Jones Lang La Salle is a real estate services and money management firm that offers companies advice on sales and marketing of real estate, among other services.

Cover Page

2. In your response to previous comment 6, please revise further to remove information not otherwise required by Item 501(b), such as, the company description in paragraph one.

Summary

Overview, page 1

3. We note your response to previous comment 8. If you choose to highlight management's experience in the initial part of the summary as the basis for future success in your property investments you should balance your disclosure here to clarify that management has no experience managing public companies.

Our Market, page 6

4. Please clarify in the second paragraph that the characterization of population and job growth in the area is based on 2004 figures measuring those trends from 2000-2004.

5. We note the changes on pages 73 and 74 in response to previous comment 19. Please expand to identify the comparable major metropolitan and suburban areas.

Current Assets and Pipeline, page 7

6. In your response to previous comment 22, please tell us why the annualized base rent figure payable to you by Columbia Medical Campus substantially increased since June 30, 2005 given that the occupancy rate for that facility appears to have decreased during that period.

7. Please add a column to the table on page 7 to include the Average Annualized Base Rent per Leased Square Foot.

Conflict of Interest, page 12

8. Expand your discussion relating to the Pidgeon Hill II property penalty payment to specify why the closing of that acquisition may not timely occur even where all closing conditions have been satisfied.

9. Please expand your disclosure to identify the members of your senior management who have become limited partners in your operating partnership.

Dividend Policy, page 13

10. Please expand to disclose your response to previous comment 30 or, alternatively, specifically disclose that, as an operating company, you are not required to make distributions to shareholders.

Risk Factors

Three of our properties were previously owned by Carefirst…page 25

11. Please describe in the risk factor how the below market rental rates at these properties will impact your business going forward should you fail to negotiate higher rates. Disclose whether the rental rate reductions expire or continue with the favorable termination rights. Finally, please disclose whether tenants have already exercised their early termination rights. We note, for example, that occupancy rates at the Columbia Medical Campus property have declined.

We may be subject to further risks with respect to development…page 28

12. Please disclose that you have not determined the portion of your funds that will be allocated to development, redevelopment or construction as indicated in your response to previous comment 44.

Unaudited Pro Forma Financial Information, page 55

13. Please revise your introduction to give a complete but brief description of each transaction for which pro forma effects are presented, the entities involved, the periods presented and an explanation of what the pro forma presentation shows. For instance, we note that you also present the pro forma effects of the acquisitions of Pinewood, RSMK Portfolio as well as the repayment of debt using proceeds from this offering.

Notes to Unaudited Pro Forma Consolidated Balance Sheet

Presentation, page 57

14. Please revise your disclosure here and in Note (A) to clarify which entities are reflected in the pro forma adjustment with respect to the acquisition of the minority interests in limited liability companies controlled by you. In addition, please explain to us why the adjustment in column (A) does not reflect the issuance of common shares to be issued in connection with these acquisitions. Finally, please disclose how you have allocated the purchase price in each minority interest acquisition and all other property acquisitions.

Note (C), page 57

15. We note your response to prior comment 59; however, we do not understand why you have not allocated the purchase price of the RSMK portfolio to all acquired tangible and intangible assets. Please revise to perform a preliminary allocation and revise the pro forma financial information accordingly.

Notes to Unaudited Pro Forma Consolidated Statements of Operations

Note (B), page 60

16. Please provide a summary table to show the pro forma results from each of the entities included in this adjustment.

17. Please disclose the preliminary purchase price allocation and the period over which the related real estate and intangibles are depreciated or amortized. In addition, please disclose the interest rate used and whether this represents the current or historical interest rate.

Note (C), page 61

18. Please revise to disclose the number of shares or units issued, the period over which such shares or units vest, total compensation cost and the amount of compensation costs attributable to each period.

Note (D), page 61

19. Please disclose each of the mortgages you plan to repay, the amount you plan to repay and the interest rates on such mortgages to arrive at your estimated reduction in interest expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations

20. We note that a primary strategy for the company is identifying properties with below-market leases and imposing "aggressive leasing" terms to increase revenues. However, we note that your revenue increases presented in MD&A are almost exclusively the result of factors other than increased rental rates. For example, in the nine months ended September 30, 2005, $2.0 of the $2.1 million increase in revenues was attributed to rents received in connection with properties acquired during that period. Similarly, for the year ended December 31, 2004, the increases in revenues were the result of "incremental fees arising from two new property management services agreements." Please revise the summary and

MD&A to provide examples of where you have acquired properties with below-market leases and imposed aggressive leasing terms in order to increase revenues.

21. Where you discuss your revenues, please disclose the portion of revenues generated by rents and the portion generated by management fees.

Short-Term Liquidity Requirements, page 67

22. We read your response to comment 68 and reissue our prior comment. Please disclose any commitments for capital expenditures such as those described on page 89 related to your Columbia Medical Campus property and quantify the sources of funds for such expenditures. Refer to Item 303(a)(2)(i) of Regulation S-K.

Our Business and Properties

Our Market, page 71

23. We refer to your statement on page 71 that the "substantial majority" of your investments are located in the greater Washington, DC metropolitan area which includes Washington, DC and its immediately surrounding locales. We note, however, that 35 percent of your annualized base rents for 2005 came from properties located in Hampton, VA and Timonium, MD, localities outside of this designation and an additional 12 percent of your annualized base rents were derived from properties located in Columbia, MD and Frederick, MD, locations arguably not included in the Washington, DC metropolitan area. Please revise your disclosure to make clear that a slim majority of your annualized base rents were derived from properties located within this area. In addition, please revise the footnote to the table on pages 73 and 74 to quantify the number of your properties residing within the area considered by Jones Lang LaSalle.

24. Please tell us where you have addressed the last sentence of our previous comment 73.

25. We refer to the table on page 74 and the introductory text to the table. Please clarify that the primary contributing component to the higher average rent per square foot figure is properties within the District of Columbia. For example, we note that the average rent per square foot in DC is significantly higher than Suburban Maryland and Northern Virginia, both of which are not significantly higher than the national average. Since you do not own any properties in DC, please disclose this.

Office Market Overview, page 73

26. Please explain the meanings of the "net absorption" and "year to date % of stock" columns in the table.

Our Competitive Strengths, page 81

27. We note your response to previous comment 77 and reissue the comment. Your disclosure should represent a balanced representation of your business so that investors can fully evaluate the full range of your competitive strengths throughout your prospectus.

Our Formation Transactions, page 82

28. Please revise your disclosure here and elsewhere in your filing or further explain to us whether the 84% Class B interest in Commerce Center I LLC is owned directly by Peter Minshall and family members or indirectly through his ownership in ACC LLC, along with Blair Fernau and William LeBlanc, and whether Blair Fernau and William LeBlanc each hold a 33.3% Class B or C interest in Garden City Drive Investors LLC. If the Class B interest in Commerce Center I LLC is owned by ACC LLC as it appears to be in the contribution agreement, please explain why only Peter Minshall has received stock as consideration for the contribution. If the 84% interest is solely held by Peter Minshall, please explain your basis for including the property in the control group.

29. We note from your disclosure on page 85 that 394,385 shares were issued as consideration for the assignment of service agreements and assets, including "an ownership interest in a structured real estate investment." Please clarify whether these shares include the 129,423 shares disclosed on pages 84 and 85 issued in connection with the transfer of ACC LLC's ownership interest in Twelve Oaks Investment LLC.

Top Ten Tenants in Our Portfolio, page 113

30. Please clarify, by footnote, which tenants occupy properties not wholly-owned but which are under contract.

Executive Compensation, page 123

31. Please revise the introductory paragraph to make clear that the table represents the actual compensation paid to the named executives during 2005, not the

compensation expected to be paid to each named executive. In addition, please explain why information regarding the bonuses paid during 2005 is not available.

Employment Agreements, page 124

32. We note that certain of your employment agreements provide for the deferral of the 2005 bonus to enable you to operate within the operating budget approved by your board of directors for 2005. Please explain to us how you plan on accounting for the deferred bonus and how this enables you to operate within your approved operating budget.

Index to Financial Statements, page F-1

33. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Asset Capital Corporation, Inc.
Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F-2

34. Please have your auditors revise the second paragraph of their audit report to state that their audits were in accordance with "the standards" rather than "auditing standards" of the PCAOB. Please also make conforming revisions of the audit reports on page F-18, F-22, F-26, F-30 and F-34. Refer to PCAOB Auditing Standard No. 1.

Consolidated Balance Sheets, page F-3

35. Please explain to us how you have evaluated the characteristics of a liability discussed in paragraph 36 of CON6 in determining whether the redemption right held by the asset manager associated with the CareFirst portfolio that can be exercised after the second anniversary of the acquisition should be recorded as a liability on the Company's balance sheet.

Consolidated Statements of Changes in Stockholders' Equity, page F-5

36. Please reconcile for us each of the share issuances during the years ended December 31, 2002 and 2004 with the shares disclosed on pages 130 and 131 with respect to your contribution agreements.

Note 2, Significant Accounting Policies

Basis of Presentation, page F-8

37. We note from your response to comment 57 that the Company had identical ownership to ACC LLC upon formation. Please further explain how you reached this conclusion in light of your disclosure on page 132 that founders shares were also issued to Messrs. Johnson and Houle.

38. We note from your response to comment 57 and 98 that you "believe the Company is a result of a reorganization of ACC, LLC". The form and substance of the transaction appears to result in an acquisition of each of the Predecessor LLC's, in which ACC LLC owns a majority of the controlling membership class, rather than an acquisition or reorganization of ACC LLC. Please explain to us how each of the entities ACC, Inc, Predecessor LLC's, ACM and ARV/ACC Engineering meet the definition of common control, as defined in EITF 02-5. If you are relying on the criteria for a control group, please tell us whether contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists and for which periods they were in effect. Please also advise us of the ownership structure of the Predecessor LLC's, ACM and ARC/ACC Engineering during each of the periods in which you present these entities as a reorganization of entities under common control.

39. We read your response to comment 58. The closing of each acquisition is contingent on certain conditions including the closing of your private placement and receipt of the necessary lender consents. Please tell us how you considered these conditions in reaching your conclusion.

40. Notwithstanding our comments above, please tell us how you are accounting for the acquisition of membership interests held directly or indirectly by your founders, other than those interests held indirectly through ACC LLC.

Intangibles, page F-10

41. Please advise us of and disclose where you record amortization related to above and below market and acquired in-place leases.

Note 3, Acquisition of Real Estate Investments, page F-11 and F-12

42. Please disclose single pro forma results of operations for the year ended December 31, 2004 to reflect the properties acquired during 2004 and 2005 rather than presenting two separate pro forma disclosures for 2004.

Exhibits

43. We refer to the last clause of the sentence in section 4.1 of the contribution agreements filed as exhibits. Please confirm our understanding that the statement relates to the parties' ability to change the *closing date* by agreement rather than their ability to change and/or waive any of the conditions to closing set forth in Article III.

44. Please file copies of your legality and tax opinions with the next amendment or provide us with drafts of these opinions so that we have an opportunity to review them.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Josh Forgione at 202-551-3431 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3404 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Greg Cope, Esq.
        Hunton & Williams LLP